January 28, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street Northeast
Washington, DC 20549

Re:	Allot Communications Ltd.

Ladies and Gentlemen:

Further to the letters of White and Case LLP dated December 28, 2012 and January 28, 2013 in connection with the above-referenced filing, Allot Communications Ltd., an Israeli company (the “Company”), hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please do not hesitate to contact Colin Diamond at (212) 819-8754 of White & Case LLP, counsel to the Company.

Sincerely,
ALLOT COMMUNICATIONS LTD.

By:	/s/ Nachum Falek
Name: Nachum Falek
Title: Chief Financial Officer